APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mystic Picnic
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period 1/31/20 to 12/31/20
REVENUES	
Sales	$ -
Other Revenue	190.00
TOTAL REVENUES	**190.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	190.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	10.00
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	143.41
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	153.41

OPERATING PROFIT (LOSS)	36.59
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ 36.59**

Mystic Picnic
Balance Sheet - unaudited
For the period ended 12/31/2020

		Current Period
		31-Dec-20
ASSETS		
Current Assets:		
Cash	$	190.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		
Employee Advances		-
Temporary Investments		-
Total Current Assets		190.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**190.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		143.41

Current Portion of Long-Term Debt		-
Total Current Liabilities		143.41
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		46.59
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		46.59
TOTAL LIABILITIES & EQUITY	**$**	**190.00**
Balance Sheet Check		-

Mystic Picnic
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period 1/31/2021to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	474.00
TOTAL REVENUES	**474.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	474.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	90.00
Business Licenses and Permits	378.47
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	468.47

OPERATING PROFIT (LOSS)		5.53
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	**$**	**5.53**

Mystic Picnic
Balance Sheet - unaudited
For the period ended 12/31/2021

		Current Period
		1/31/2021-12/31/2021
ASSETS		
Current Assets:		
Cash	$	474.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		
Employee Advances		-
Temporary Investments		-
Total Current Assets		474.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**474.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		468.47

Current Portion of Long-Term Debt		-
Total Current Liabilities		468.47
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		5.53
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		5.53
TOTAL LIABILITIES & EQUITY	**$**	**474.00**
Balance Sheet Check		-

I, Adam LaClave, certify that:

1. The financial statements of Mystic Picnic LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mystic Picnic LLC included in this Form reflects accurately the information reported on the tax return for Mystic Picnic LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature *Adam LaClave*

Name: Adam LaClave

Title: Co-Owner